UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Metals Acquisition Limited
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G60409110
(CUSIP Number)

Nicholas John Edward Talintyre
Glencore Operations Australia Pty Limited
Level 44, Gateway, 1 Macquarie Place
Sydney, NSW 2000
+61 2 8247 6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G60409110	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Glencore plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO; HC

(1) Represents the amount of Ordinary Shares directly held by Glencore Operations Australia Pty Limited, which is a wholly-owned indirect subsidiary of Glencore plc. See Item 2 and Item 5 of the Schedule 13D.

(2) See Item 5.

CUSIP No. G60409110	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Glencore International AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents the amount of Ordinary Shares directly held by Glencore Operations Australia Pty Limited, which is a wholly-owned indirect subsidiary of Glencore International AG. See Item 2 and Item 5 of the Schedule 13D.

(2) See Item 5.

CUSIP No. G60409110	SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
Glencore Operations Australia Pty Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents the number of Ordinary Shares of the Issuer directly held by Glencore Operations Australia Pty Limited.

(2) See Item 5.

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Metals Acquisition Limited, a corporation incorporated under the laws of Jersey, Channel Islands (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed on June 22, 2023 (as amended to date, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D.

This Amendment No. 3 is being filed to update the aggregate percentage of Ordinary Shares owned by the Reporting Persons due to dilution caused by the Issuer’s issuance of additional Ordinary Shares, and not in connection with the purchase or disposition of any Ordinary Shares by the Reporting Persons.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Mr. Mohit Rungta, an employee of the Glencore group, currently serves as the Glencore Operations Australia Pty Limited nominee on the Issuer Board (Mr. Rungta replaced Mr. Matt Rowlinson and Mr. John Burton, whom were the previous Glencore Operations Australia Pty Limited nominees).

Item 5.	Interest in Securities of the Issuer.

Item 5(a) - (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a) - (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D, as of October 28, 2024, are incorporated herein by reference.

As of October 28, 2024, the Reporting Persons beneficially owned an aggregate of 10,000,000 Ordinary Shares, which represents approximately 12.1% of the outstanding Ordinary Shares. This percentage was calculated based on 82,438,431 Ordinary Shares outstanding as of October 15, 2024, based on information provided to the Reporting Persons by the Issuer.

(c) None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has effected any transaction during the past 60 days in any Ordinary Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2024	GLENCORE PLC

By: /s/ John Burton
Name: John Burton
Title: Company Secretary

GLENCORE INTERNATIONAL AG

By: /s/ John Burton
Name: John Burton
Title: Director

By: /s/ Steven Kalmin
Name: Steven Kalmin
Title: Director

GLENCORE OPERATIONS AUSTRALIA PTY LIMITED

By: /s/ Nicholas Talintyre
Name: Nicholas Talintyre
Title: Director

By: /s/ Jay Jools
Name: Jay Jools
Title: Director